
December 30, 2009

Mr. T. M. Whichard III
Chief Financial Officer
Key Energy Services, Inc.
1301 McKinney Street, Suite 1800
Houston, TX 77010

       Re: **Key Energy Services, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed February 27, 2009
                Schedule 14A Filed April 16, 2009
                File No. 1-08038

Dear Mr. Whichard:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies, page 56

Valuation of Intangible and Tangible Assets, page 59

1.   We note that you consider the testing of goodwill and intangible assets for impairment to involve critical accounting estimates. We also note you recorded goodwill impairments in your pressure pumping and fishing and rental services reporting units, but you did not record any goodwill impairment for your well servicing reporting unit in fiscal 2008 We further note that after your segment realignment in fiscal 2009, you recorded additional goodwill impairment related to the reporting units in your Production Services segment, but you continued to conclude the goodwill in your well servicing reporting unit was not impaired. In future filings, please expand your disclosure relating to such testing for any reporting unit that does not have a fair value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulations S-K.

      (a)   The percentage by which the fair value of your reporting units exceeded the carrying values as of the date of the most recent test.

      (b)   The amount of goodwill allocated to each reporting unit.

      (c)   To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of each reporting unit.

      (d)   A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of each reporting unit.

      (e)   Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

      (f)   If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.

> If you conclude and disclose either that no material amount of goodwill exists at *reporting units which are at risk* of failing step one of the impairment test, or that there is no such risk for any of your reporting units, we would not regard disclosure of the information outlined in the various points above to be necessary. Please note similar concerns, to the extent applicable, relate to the asset impairment charge you recorded in the fiscal quarter ended September 30, 2009.

Notes to Consolidated Financial Statements

Note 17 – Share Based Compensation

Accelerated Vesting of Option and SAR Awards, page 111

2.   We note that you accelerated the vesting of certain stock option and stock appreciation rights due to declines in your stock price. Please explain to us how you considered FASB ASC 718-10-55-67 related to the acceleration of vesting of these awards.

Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 129

3.   You disclose there were no changes in your internal control over financial reporting during your last fiscal quarter "other than those described above." However, it is unclear from your preceding disclosure when the changes in your internal control over financial reporting actually occurred. For example, you state that management concluded that the remediation of your material weakness related to recording of revenues had been achieved as of December 31, 2008, but it is not clear whether the remediation and related changes in internal control occurred during your fourth fiscal quarter or during another quarter in fiscal 2008. Please revise your disclosure in future filings to definitively state whether there were or were not changes in your internal control over financial reporting in your most recent fiscal quarter. To the extent you conclude there were changes that are reasonably likely to materially affect your internal control over financial reporting, please specifically describe those changes.

Schedule 14A Filed April 16, 2009

Compensation Discussion and Analysis

Cash Bonus Incentive Plan, page 23

4.   Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the targets would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the targets. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Discretionary Cash Bonuses, page 26

5.   Please revise to disclose the reasons why discretionary cash bonuses were paid to the NEOs, and the reasons for the amounts of the bonuses.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Financial Statements

Note 15 – Segment Information, page 23

6.   We note you revised your reportable business segments in fiscal 2009, and, as a result, your operating segments are now aggregated in a different manner. Please tell us how you considered FASB ASC 280-50-11 through 13 with respect to the revision of your reportable segments.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director